Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On September 2, 2024, Yatra Online, Inc. (the “Company”), through its subsidiary, Yatra Online Limited (“Yatra India”), acquired of Globe All India Services Limited (“GAISL”), engaged in the business of providing reservation and booking services relating to tours and travels (corporate, MICE and leisure and tour planning) and car rental.

The following unaudited pro forma condensed combined financial information and related notes present the historical condensed combined financial information of the Company and its subsidiaries (hereinafter referred to as “we,” “our,” “us” and similar terms unless the context indicates otherwise) and GAISL after giving effect to the GAISL Acquisition that was completed on September 11, 2024 (the “Acquisition Date”). The unaudited pro forma condensed combined financial information gives effect to the GAISL Acquisition based on the assumptions, reclassifications and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined statement of financial position as of March 31, 2024 is presented as if the GAISL Acquisition had occurred on April 1, 2023. The unaudited pro forma condensed combined statements of profit or loss and other comprehensive income for the year ended March 31, 2024 is presented as if the acquisition had occurred on April 1, 2023. The historical financial information is adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma events that are (1) directly attributable to the proposed acquisition, (2) factually supportable, and (3) with respect to the condensed combined statements of profit or loss and other comprehensive income, expected to have a continuing impact on the combined results.

The historical financial statements of GAISL have been adjusted to reflect certain reclassifications in order to align financial statement presentation.

The determination and preliminary allocation of the purchase consideration used in the unaudited pro forma condensed combined financial information are based upon preliminary estimates, which are subject to change during the measurement period as we finalize the valuations of the net tangible and intangible assets acquired.

The unaudited pro forma adjustments are not necessarily indicative of or intended to represent the results that would have been achieved had the transaction been consummated as of the dates indicated or that may be achieved in the future. The actual results reported by the combined company in periods following the acquisition may differ significantly from those reflected in this unaudited pro forma condensed combined financial information for a number of reasons, including cost saving synergies from operating efficiencies and the effect of the incremental costs incurred to integrate the two companies.

The unaudited pro forma condensed combined financial information should be read in conjunction with our historical consolidated financial statements and accompanying notes included in our Annual Report on Form 20-F for the year ended March 31, 2024, and the historical financial statements of GAISL for the year ended March 31, 2024 contained in this Form 6-K.

Yatra Online, Inc.

PRO FORMA UNAUDITED CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

AS OF MARCH 31, 2024

 (AMOUNTS ARE IN THOUSANDS UNLESS OTHERWISE STATED)

	The Company	The Company	GAISL	GAISL	Transaction Accounting Adjustments	Transaction Accounting Adjustments		Pro Forma Combined	Pro Forma Combined
	INR	USD	INR	USD	INR	USD		INR	USD
Assets
Non Current Assets
Property, plant and equipment	73,835	881	25,991	312	21,045	251	(b)	1,20,871	1,444
Right-of-use assets	1,60,037	1,909	-	-		-		1,60,037	1,909
Intangible assets and goodwill	9,13,434	10,896	2,879	35	13,67,200	16,309	(b)	22,83,513	27,240
Prepayments and other assets	755	9	2,945	35		-		3,700	44
Other financial assets	24,039	287	3,374	40		-		27,413	327
Term deposits	1,37,169	1,636	-	-		-		1,37,169	1,636
Other non-financial assets	2,07,555	2,476	-	-		-		2,07,555	2,476
Deferred tax assets	10,932	130	2,492	30		-		13,424	160
Total non-current assets	15,27,756	18,224	37,681	452	13,88,245	16,560		29,53,682	35,237

Current assets
Inventories	53	1	-	-		-		53	1
Trade and other receivables	46,37,243	55,317	9,15,783	10,989		-		55,53,026	66,306
Prepayments and other assets	14,87,861	17,749	2,97,527	3,570		-		17,85,388	21,319
Income tax recoverable	3,39,317	4,048	19,724	237		-		3,59,041	4,285
Other current financial assets	1,34,930	1,610	3,417	40		-		1,38,347	1,650
Term deposits	26,20,655	31,262	221	3		-		26,20,876	31,265
Cash and cash equivalents	17,41,950	20,780	6,846	82	(12,80,000)	(15,269	)(a)	4,68,796	5,593
Total current assets	1,09,62,009	1,30,765	12,43,518	14,921	(12,80,000)	(15,269)		1,09,25,527	1,30,417
Total assets	1,24,89,765	1,48,989	12,81,199	15,373	1,08,245	1,291		1,38,79,209	1,65,653

Equity and liabilities
Equity
Share capital	857	10	47,877	574	(47,877)	(571	)(d)	857	13
Share premium	2,05,11,478	2,44,679	1,46,885	1,762	(1,46,885)	(1,752	)(d)	2,05,11,478	2,44,689
Treasury shares	(2,22,152)	(2,650)	-	-		-		(2,22,152)	(2,650)
Other capital reserve	3,78,695	4,517	-	-		-		3,78,695	4,517
Accumulated deficit	(2,02,66,628)	(2,41,759)	(6,580)	(79)	1,30,178	1,553	(b)	(2,01,43,030)	(2,40,285)
Non-controlling interest reserve	50,32,282	60,030	-	-		-		50,32,282	60,030
Foreign currency translation reserve	(46,059)	(549)	-	-		-		(46,059)	(549)
Total equity attributable to equity holders of the Parent Company	53,88,473	64,279	1,88,182	2,257	(64,584)	(770)		55,12,071	65,765
Total non-controlling interest	23,71,799	28,293	-	-				23,71,799	28,293
Total equity	77,60,272	92,572	1,88,182	2,257	(64,584)	(770)		78,83,870	94,058

Non-current liabilities
Borrowings	1,14,677	1,368	2,62,857	3,154		-		3,77,534	4,522
Deferred tax liabilities	4,669	56	-	-	1,72,829	2,062	(c)	1,77,498	2,117
Employee benefits	55,850	666	14,621	175		-		70,471	841
Lease liabilities	1,64,418	1,961	-	-		-		1,64,418	1,961
Total non-current liabilities	3,39,614	4,051	2,77,478	3,329	1,72,829	2,062		7,89,921	9,442

Current liabilities
Borrowings	5,23,515	6,245	2,81,926	3,383		-		8,05,441	9,628
Trade and other payables	26,08,087	31,112	3,95,360	4,744		-		30,03,447	35,856
Employee benefits	41,307	493	264	3		-		41,571	496
Contract Liabilities	-	-	85,495	1,026		-		85,495	1,026
Deferred revenue	3,360	40	-	-		-		3,360	40
Income taxes payable	251	3	-	-		-		251	3
Lease liabilities	51,324	612	-	-		-		51,324	612
Other financial liabilities	4,18,969	4,998	21,926	263		-		4,40,895	5,261
Other current liabilities	7,43,066	8,864	30,568	368		-		7,73,634	9,232
Total current liabilities	43,89,879	52,366	8,15,539	9,787	-	-		52,05,418	62,153
Total liabilities	47,29,493	56,418	10,93,017	13,116	1,72,829	2,062		59,95,339	71,595
Total equity and liabilities	1,24,89,765	1,48,989	12,81,199	15,373	1,08,244	1,291		1,38,79,209	1,65,653

See notes to proforma unaudited condensed combined financial information

Yatra Online, Inc.

PRO FORMA UNAUDITED CONDENSED COMBINED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE YEAR ENDED MARCH 31, 2024

(AMOUNTS ARE IN THOUSANDS UNLESS OTHERWISE STATED)

	The Company	The Company	GAISL	GAISL	Transaction Accounting Adjustments	Transaction Accounting Adjustments		Pro Forma Combined	Pro Forma Combined
	INR	USD	INR	USD	INR	USD		INR	USD

Revenue
Rendering of services	35,83,798	42,751	25,22,464	30,691	0	-		61,06,262	72,841
Other revenue	6,06,099	7,230	-	-		-		6,06,099	7,230
Total revenue	41,89,897	49,981	25,22,464	30,691	-	-		67,12,361	80,071

Other income	1,02,362	1,221	5,143	63		-		1,07,505	1,282

Service cost	8,66,039	10,331	20,32,584	24,730		-		28,98,623	34,577
Personnel expenses	13,48,215	16,083	1,95,511	2,379		-		15,43,726	18,415
Marketing and sales promotion expenses	4,59,935	5,487	8,330	101		-		4,68,265	5,586
Other operating expenses	15,79,352	18,840	1,08,674	1,322		-		16,88,026	20,136
Depreciation and amortization	1,97,527	2,356	3,559	43	43,263	516 (b)		2,44,349	2,915
Results from operations	(1,58,809)	(1,894)	1,78,948	2,179	(43,263)	(516)		(23,124)	(276)

Finance income	1,70,714	2,036	3,333	41		-		1,74,047	2,076
Finance cost	(2,86,998)	(3,424)	(69,300)	(843)		-		(3,56,298)	(4,250)
Listing and related expenses	(54,238)	(647)	-	-		-		(54,238)	(647)
Loss before taxes	(3,29,331)	(3,929)	1,12,980	1,377	(43,263)	(516)		(2,59,613)	(3,097)
Tax expense	(37,174)	(443)	(29,661)	(361)	(11248)	(134	(c))	(78,083)	(931)
Loss for the period	(3,66,506)	(4,373)	83,319	1,015	(54,512)	(651)		(3,37,698)	(4,029)

Other comprehensive income/(loss)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)								-	-
Remeasurement loss on defined benefit plan, net of tax	(6,006)	(72)	(1,446)	(18)		-		(7,452)	(89)
Items that are or may be reclassified subsequently to profit or loss (net of taxes)								-	-
Foreign currency translation differences (loss)/gain	(15,027	(179)	-	-		-		(15,027)	(179)
Other comprehensive loss for the period, net of tax	(21,033)	(251)	(1,446)	(18)	-	-		(22,479)	(268)
Total comprehensive loss for the period, net of tax	(3,87,539)	(4,624)	81,873	997	(54,512)	(651)		(3,60,176)	(4,297)

Loss attributable to:
Owners of the Parent Company	(3,50,943)	(4,186)	83,319	1,015	(54,512)	(650)		(3,22,137)	(3,843)
Non-controlling interest	(15,562)	(186)	-	-		-		(15,562)	(186)
Loss for the period	(3,66,505)	(4,372)	83,319	1,015	(54,512)	(650)		(3,37,699)	(4,028)

Total comprehensive loss attributable to:
Owners of the Parent Company	(3,69,860)	(4,412)	81,873	997	(54,512)	(650)		(3,42,499)	(4,086)
Non-controlling interest	(17,678)	(211)	-	-		-			-
Total comprehensive loss for the period	(3,87,538)	(4,623)	81,873	997	(54,512)	(650)		(3,42,499)	(4,086)

Loss per share
Basic	(5.60)	(0.07)						(5.60)	(0.07)
Diluted	(5.60)	(0.07)						(5.60)	(0.07)

Yatra Online, Inc.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(AMOUNTS ARE IN THOUSANDS UNLESS OTHERWISE STATED)

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined statement of financial position as of March 31, 2024 combines the historical condensed consolidated statement of financial position of Yatra Online, Inc. (“Yatra”, “Company”) with the historical condensed balance sheet of Globe All India Services Limited (“GAISL”) and has been prepared as if the GAISL acquisition had occurred on March 31, 2024. The unaudited pro forma condensed combined statements of profit or loss and other comprehensive income for the year ended March 31, 2024 combine Yatra’s historical condensed consolidated statements of income with GAISL’s historical statements of operations and have been prepared as if the acquisition had occurred on April 01, 2023. The historical financial information is adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma events that are (1) directly attributable to the proposed acquisition, (2) factually supportable, and (3) with respect to the condensed combined statements of profit or loss and other comprehensive income, expected to have a continuing impact on the combined results.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The management has determined that the Company is the accounting acquirer, which will be accounted for under the acquisition method of accounting for business combinations in accordance with IFRS 3 Business Combinations. The allocation of the preliminary estimated purchase price with respect to the acquisition is based upon management’s estimates of and assumptions related to the fair values of assets to be acquired and liabilities to be assumed as of September 11, 2024, using currently available information. Due to the fact that the unaudited pro forma condensed combined financial statements have been prepared based on these preliminary estimates, the final purchase price allocation and the resulting effect on GAISL’s financial position and results of operations may differ materially from the pro forma amounts included herein.

The preliminary purchase price allocation presented below is based on management’s estimate of the fair value of tangible and intangible assets acquired and liabilities assumed using information that is currently available. The excess of the purchase price over the fair value of net assets acquired will be allocated to goodwill. The final allocation of the purchase price will be based on a comprehensive final evaluation of tangible and intangible assets acquired and liabilities assumed.

Significant judgment is required to estimate the fair value of tangible and intangible assets acquired, liabilities assumed, as well as the useful life and pattern of expected benefit for acquired intangible assets. The fair value estimates and useful life for acquired intangible assets are based on available historical information, future expectations, and assumptions deemed reasonable by management, but are inherently uncertain. The preliminary fair values of intangible assets are generally determined using an income method, which is based on forecasts of the expected future cash flows attributable to the respective assets. Preliminary fair values for certain intangibles were determined using a cost approach that measures the value of an asset by estimating the cost to acquire or develop comparable assets. Significant estimates and assumptions inherent in the valuations reflect consideration of other marketplace participants, the amount and timing of future cash flows (including expected growth rates, discount rate and profitability), royalty rates used in the relief of royalty method, and the discount rate applied to the cash flows. Unanticipated market or macroeconomic events and circumstances may occur, which could affect the accuracy or validity of the estimates and assumptions. The key assumptions of the cost approach include replacement cost, functional and economic obsolescence, and remaining useful life.

The estimated values of the assets acquired and liabilities assumed will remain preliminary for a period of time after the Closing until the Company determines the fair values of the assets acquired and liabilities assumed. The final determination of the purchase price allocation will be completed as soon as practicable after the completion of the acquisition and will be based on the fair values of the assets acquired and liabilities assumed as of the Closing Date. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements.

The pro forma adjustments described below were developed based on Yatra’s management’s assumptions and estimates, including assumptions relating to the consideration paid and the allocation thereof to the assets acquired and liabilities assumed from GAISL based on preliminary estimates of fair value. The final purchase consideration and the allocation of the purchase consideration will differ from that reflected in the unaudited pro forma condensed combined financial information after final valuation procedures are performed and amounts are finalized following the completion of the acquisition.

The unaudited pro forma condensed combined financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated statements of profit or loss and other comprehensive income or the consolidated statement of financial position of the combined company would have been had the acquisition occurred on the dates assumed, nor are they necessarily indicative of future consolidated statements of profit or loss and other comprehensive income or statement of financial position.

The unaudited pro forma condensed combined financial information does not reflect any integration activities or cost savings from operating efficiencies, synergies, asset dispositions or other restructurings that could result from the acquisition.

Preliminary Purchase Consideration and Related Allocation

Pursuant to the Share Purchase Agreement dated September 02, 2024, the purchase consideration of INR 1280,000 (Equivament to USD 15,359) was paid in cash to the existing GAISL holders.

The following table summarizes the preliminary allocation of the fair value of assets acquired and liabilities of GAISL as at the date of acquisition:

	INR	USD #
Net working capital (including cash)	5,59,000	6,668
Property, Plant and Equipment	46,000	549
Intangible assets	6,43,700	7,679
Borrowings	(5,24,000)	(6,251)
Deferred tax asset	4,600	55
Deferred tax liabilities	(1,72,800)	(2,061)
Total identifiable net assets at fair value	5,56,500	6,639
Goodwill	7,23,500	8,631
Total purchase price	12,80,000	15,270

#converted using exchange rate of March 31, 2024 (1USD = INR 83.83)

We believe the amount of goodwill resulting from the allocation of purchase consideration is primarily attributable to expected synergies from future growth. Goodwill is not expected to be deductible for tax purposes. In accordance with IFRS 3, goodwill will not be amortized but instead will be tested for impairment at least annually and more frequently if certain indicators of impairment are present. In the event that goodwill has become impaired, we will record an expense for the amount impaired during the reporting period in which the determination is made.

Upon completion of the fair value assessment, it is anticipated that the final purchase price allocation will differ from the preliminary assessment outlined above. Any changes to the preliminary estimates of the fair value of the assets acquired and liabilities assumed will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill.

Pro Forma Adjustments

The pro forma adjustments included in the unaudited pro forma condensed combined financial information are as follows:

a.	To record the adjustments related to cash consideration paid.
b.	To record preliminary fair values of the tangible and intangible assets acquired in connection with the GAISL Acquisition and associated amortization expenses.
c.	To record non-current net deferred tax liabilities adjustment related to the acquisition.
d.	To eliminate GAISL.